UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of Outcome of Tender Offer for Repurchase of Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 24, 2005	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

For Immediate Release

Announcement of Outcome of Tender Offer for Repurchase of Shares

TOKYO, JAPAN, August 24, 2005 —NTT DoCoMo, Inc. announced today the outcome of its tender offer for repurchase of its own shares under the provisions of Paragraph 1, Article 210 of the Commercial Code of Japan.

1.	Brief Description of the tender offer

(1)	Name and address of the tender offeror

NTT DoCoMo, Inc. 11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo, Japan

(2)	Class of shares to be repurchased

Common Stock

(3)	Tender offer period

From and including Wednesday, August 3, 2005 to and including Tuesday, August 23, 2005 (21 days)

(4)	Tender offer price

¥ 166,000 per share

2.	Number of shares tendered and Number of shares to be repurchased

The aggregate number of shares tendered did not exceed 1,686,746 shares, the number planned to be repurchased. Accordingly, all the shares tendered will be purchased.

Aggregate number of shareholders tendered	Number of shares tendered	Number of shares to be repurchased
31	1,561,220	1,561,220

For further inquiries, please contact:

Masanori Goto

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of cutting-edge mobile multimedia services, including i-mode®, the world’s most popular mobile Internet service which provides e-mail and Internet access to over 44 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, mova and, FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.